Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHMED (China) Limited
和黃醫藥（中國）有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 13)

INSIDE INFORMATION

HUTCHMED Receives Complete Response Letter from the U.S. FDA for Surufatinib for the Treatment of Advanced Neuroendocrine Tumors

HUTCHMED to hold a conference call at 8:00 am EDT / 1:00 pm BST / 8:00 pm HKT

This announcement is made by HUTCHMED (China) Limited (“HUTCHMED”) pursuant to Rule 13.09(2)(a) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Cap. 571).

HUTCHMED announced that the U.S. Food and Drug Administration (“FDA” or the “Agency”) has issued a Complete Response Letter (“CRL”) regarding the New Drug Application (“NDA”) for surufatinib for the treatment of pancreatic (“pNETs”) and extra-pancreatic (non-pancreatic, “epNETs”) neuroendocrine tumors (“NETs”). FDA determined that the current data package, based on two positive Phase III trials in China and one bridging study in the United States (U.S.), does not support an approval in the U.S. at this time. The CRL indicated that a multi-regional clinical trial (“MRCT”) is required for U.S. approval.

The safety and efficacy of surufatinib, an oral inhibitor of angiogenesis and immune modulation, was demonstrated in the SANET-p and SANET-ep studies, two randomized double-blind Phase III trials in patients with advanced pNETs and epNETs conducted in China. Results of a HUTCHMED sponsored bridging study conducted in the U.S. suggest similar safety and efficacy to the SANET study population in China. Surufatinib was approved in China for the treatment of pNETs and epNETs in June 2021 and December 2020, respectively.

Surufatinib received U.S. FDA Fast Track Designations in April 2020 for the treatment of pNETs and epNETs. Orphan Drug Designation for pNETs was granted in November 2019. In a May 2020 pre-NDA meeting, HUTCHMED reached an agreement with the FDA that the two positive Phase III studies of surufatinib in patients with pNETs and epNETs in China, along with the bridging trial in the U.S. could form the basis to support a U.S. NDA submission. The FDA accepted the filing of the NDA on June 30, 2021.

The FDA evaluated the applicability of the SANET studies data generated in one country to U.S. patients and U.S. medical practice. The CRL stated that the FDA will require a MRCT that includes subjects more representative of the US patient population and aligned to current U.S. medical practice. In addition, pandemic-related issues concerning inspection scheduling and access contributed to the FDA action. This action by the FDA is not related to any safety issues with surufatinib. HUTCHMED is working with the FDA to evaluate next steps.

Dr Weiguo Su, Chief Executive Officer and Chief Scientific Officer of HUTCHMED, commented: “Although this decision from the FDA is disappointing, we remain confident about the clinical value of surufatinib for NET patients and committed to making surufatinib available to patients globally. We look forward to working with the Agency to evaluate its feedback. Throughout the duration of the U.S. review process, we have been transparent and collaborative with the FDA. There are very few treatments approved and used in these rare diseases, and patients and physicians would benefit from more options to address the unmet medical need. We look forward to continued engagement with the FDA on developing a plan to bring surufatinib to patients in the U.S.”

HUTCHMED International, headquartered in Florham Park, New Jersey, drives clinical and regulatory development in the US, Europe and Japan. Dr Marek Kania, Executive Vice President, Managing Director and Chief Medical Officer of HUTCHMED International, commented: “Our global development strategy remains unchanged. Outside of the U.S. and China, we remain committed to engaging with regulators in Europe, where our Marketing Authorization Application (“MAA”) submission for surufatinib is under review, and in Japan where we have an ongoing Japanese bridging study. Furthermore, our foundational approach is to conduct multi-regional registration trials, such as our 14-country, 691-patient FRESCO-2 Phase III trial for fruquintinib for patients with metastatic colorectal cancer which is expected to read-out in the second half of this year.”

Conference call

HUTCHMED will host a conference call at 8:00 am EDT / 1:00 pm BST / 8:00 pm HKT on Monday, May 2, 2022.

Participants may join the call as follows: +1 212 444 0378 (U.S.) / +44 20 3024 5279 (U.K.) / +852 2112 1888 (Hong Kong) or via HUTCHMED’s website at www.hutch-med.com/event/.

Additional dial-in numbers are also available at HUTCHMED’s website. Please use participant access code “8090502#.”

About Surufatinib

Surufatinib is a novel, oral angio-immuno kinase inhibitor that selectively inhibits the tyrosine kinase activity associated with vascular endothelial growth factor receptors (VEGFR) and fibroblast growth factor receptor (FGFR), which both inhibit angiogenesis, and colony stimulating factor-1 receptor (CSF-1R), which regulates tumor-associated macrophages, promoting the body’s immune response against tumor cells. Its unique dual mechanism of action may be very suitable for possible combinations with other immunotherapies, where there may be synergistic anti-tumor effects.

HUTCHMED currently retains all rights to surufatinib worldwide.

About Surufatinib Development

epNETs in China: On December 29, 2020, surufatinib was granted drug registration approval in China for the treatment of epNET. Surufatinib is marketed in China under the brand name SULANDA®. The approval was based on results from the SANET-ep study, a Phase III trial (clinicaltrials.gov identifier: NCT02588170) in patients with advanced epNETs conducted in China. The study met the pre-defined primary endpoint of PFS at a preplanned interim analysis, and was published in The Lancet Oncology1. Median PFS was significantly longer for patients treated with surufatinib at 9.2 months, compared to 3.8 months for patients in the placebo group (HR 0.334; 95% CI: 0.223-0.499; p<0.0001). Surufatinib had an acceptable safety profile, with the most common treatment related adverse events of grade 3 or worse being hypertension (36% of surufatinib patients vs. 13% of placebo patients), proteinuria (19% vs. 0%) and anemia (5% vs. 3%).

pNETs in China: On June 16, 2021, surufatinib was granted drug registration approval in China for the treatment of pNET. The approval was based on results from the SANET-p study, a Phase III trial (clinicaltrials.gov identifier: NCT02589821) in patients with advanced pNET in China. The pre-defined primary endpoint of PFS was met at a preplanned interim analysis and was published in The Lancet Oncology2, demonstrating that surufatinib reduces the risk of disease progression or death by 51% in patients, with a median PFS of 10.9 months compared to 3.7 months on placebo (HR 0.491; 95% CI: 0.391-0.755; p=0.0011). The safety profile of surufatinib was manageable and consistent with observations in prior studies.

Immunotherapy combinations: HUTCHMED entered into collaboration agreements to evaluate the safety, tolerability and efficacy of surufatinib in combination with anti-PD-1 monoclonal antibodies, including with tislelizumab (BGB-A317) and TUOYI® (toripalimab), which are approved as monotherapies in China.

NETs in Europe: An MAA submission to the EMA was validated in July 2021, which includes data from a U.S. Phase I/II study, as well as the completed Phase III SANET-ep and SANET-p studies used to support marketing authorization in China.

NETs in Japan: A Japan registration-enabling bridging study was initiated in September 2021. Based on dialogue with the Japanese Pharmaceuticals and Medical Devices Agency (PMDA), it was agreed that a Japanese NDA include results from a pivotal study to be conducted in Japan.

The surufatinib Expanded Access Protocol (EAP) in the U.S. will no longer allow new patients to enroll in the study.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX: 13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has more than 4,600 personnel across all its companies, at the center of which is a team of over 1,600 in oncology/immunology. Since inception it has advanced 12 cancer drug candidates from in-house discovery into clinical studies around the world, with its first three oncology drugs now approved and marketed in China. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including its expectations regarding the therapeutic potential of surufatinib for the treatment of patients with NETs and the further clinical development of surufatinib in this and other indications. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding the sufficiency of clinical data to support NDA approval of surufatinib for the treatment of patients with NETs in the U.S.,E.U., China, Japan and other jurisdictions , its potential to gain approvals from regulatory authorities on an expediated basis or at all, the safety profile of surufatinib, HUTCHMED’s ability to fund, implement and complete its further clinical development and commercialization plans for surufatinib, the timing of these events, and the impact of the COVID-19 pandemic on regulators’ ability to access and inspect clinical sites in China, and on general economic, regulatory and political conditions. In addition, as certain studies rely on the use of tislelizumab, and TUOYI® as combination therapeutics with surufatinib, such risks and uncertainties include assumptions regarding the safety, efficacy, supply and continued regulatory approval of these therapeutics. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, on AIM and on The Stock Exchange of Hong Kong Limited. HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

Inside Information

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014 (as it forms part of retained EU law as defined in the European Union (Withdrawal) Act 2018).

________________________________________________

1 Xu J, Shen L, Zhou Z, et al. Surufatinib in advanced extrapancreatic neuroendocrine tumours (SANET-ep): a randomised, double-blind, placebo-controlled, phase 3 study. Lancet Oncol. 2020;21(11):1500-1512. doi: 10.1016/S1470-2045(20)30496-4.

2 Xu J, Shen L, Bai C, et al. Surufatinib in advanced pancreatic neuroendocrine tumours (SANET-p): a randomised, double-blind, placebo-controlled, phase 3 study. Lancet Oncol. 2020; 21(11):1489-1499. doi: 10.1016/S1470-2045(20)30493-9.

By Order of the Board

Edith Shih

Non-executive Director and Company Secretary

Hong Kong, May 2, 2022

As at the date of this announcement, the Directors of the Company are:

Executive Directors: Mr TO Chi Keung, Simon (Chairman) Dr Weiguo SU (Chief Executive Officer and Chief Scientific Officer) Mr CHENG Chig Fung, Johnny (Chief Financial Officer)

Non-executive Directors:

Dr Dan ELDAR

Ms Edith SHIH

Independent Non-executive Directors:

Mr Paul Rutherford CARTER

(Senior Independent Director)

Dr Karen Jean FERRANTE

Mr Graeme Allan JACK

Professor MOK Shu Kam, Tony